P.E. 1/31/02



1111863

COPY

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934


SEC MAIL PROCESSING
RECEIVED
FEB 07 2002
WASH. D.C.
354
SECTION

For the Month of January 2002

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADA CORPORATION
(Translation of registrant's name in English)


PROCESSED
FEB 12 2002
THOMSON
FINANCIAL

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant's Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ___ 40-F _x_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes: ____ No: _x_

Portland

Exhibit 99(a)
Press Release Announcing Commercial Availability of the Sierra Wireless AirCard 555

NEWS RELEASE

SIERRA WIRELESS AND VERIZON WIRELESS CONNECT MOBILE USERS ON THE FIRST 1XRTT "EXPRESS NETWORK"

Sierra Wireless AirCard® 555 Wireless PC Card is Commercially Available on Verizon Wireless "Express Network"

Bedminster, NJ and Vancouver, BC - January 28, 2002 -- Sierra Wireless (NASDAQ: SWIR - TSE: SW) and Verizon Wireless, the largest wireless communications service provider in the United States, announced today the commercial availability of the Sierra Wireless AirCard 555 wireless network card for use on the new Verizon Wireless' Express Network, Verizon Wireless' 1xRTT data network. Mobile users can now experience faster wireless connectivity on the Verizon Wireless Express Network, the most expansive and advanced wireless network service offered today.

The Express Network is available now to customers in areas of the Northeast U.S., from Norfolk, VA, Washington, D.C., Baltimore, Philadelphia, New York, up to Boston and in Portland, Maine; in the technology-savvy Silicon Valley and San Francisco Bay Area of Northern California; and in Salt Lake City, site of the 2002 Winter Olympics.

The AirCard 555 and the Verizon Wireless ***Express Network*** offer reliable high-speed connectivity at data speeds between 40 and 60 kbps, and peak data speeds up to 144 kbps. With the AirCard 555, mobile users will experience a faster wireless connection and high performance on the Express Network while accessing the Internet, email, and corporate applications. It is also compatible to Verizon Wireless' current CDMA (IS95A) network, providing ubiquitous coverage across the entire Verizon Wireless digital network.

The AirCard 555 is the first dual band CDMA 1xRTT PC card in North America. It was also recognized for a Best of Show award at the Fall Internet World for its attention to high-speed wireless data and voice access, and low power consumption. The AirCard 555 will also enable users to add voice and short messaging service capabilities to their laptops, PDAs, and other computing devices while experiencing superior power management.

"For the mobile user, the AirCard 555 offers clear advantages in reliability, speed, and performance for wireless connectivity. We are very pleased to broaden our product line to include a new next generation PC Card and deliver more wireless enterprise solutions to the mobile workforce," said Mark McMillan, Vice President of Marketing, Sierra Wireless. "Sierra Wireless has worked with Verizon Wireless over the last eight years to deliver wireless data solutions to a growing number of mobile users, and we look forward to continuing our successful relationship with a new and exciting service that will offer fast, reliable wireless Internet access."

"Verizon Wireless is building upon our long standing reputation for delivering innovative wireless data services to our customers. With this new offering on our Express Network, we continue the tradition of providing the highest quality product offerings for today's mobile user," said John Stratton, Vice President and Chief Marketing Officer, Verizon Wireless. "We have worked closely with Sierra Wireless to bring the benefits of our ***Express Network*** into the hands of business and individual mobile users, and the new AirCard 555 is a reflection of Sierra Wireless' commitment to innovation, performance, and reliability."

The AirCard 555 is currently available through Verizon Wireless by calling 800 308 DATA. For additional information, please call 604-232-1488 or email sales@sierrawireless.com.

Both Sierra Wireless and Verizon Wireless are members of the WirelessReady™ Alliance, a program founded by Sierra Wireless that unites wireless industry-leading members in the development of complete and compelling wireless data solutions.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding future revenues depend upon our ability to manufacture and supply products which we do not produce today and that meet defined specifications. When used in this press release, the words ``plan,'' ``expect,'' ``believe,'' and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

About Verizon Wireless

Verizon Wireless is the leading wireless communications provider in the U.S., with the largest wireless network and more than 29.4 million customers. The coast-to-coast wireless provider was formed by the combination of the U.S. wireless businesses of Verizon Communications (NYSE:VZ) and Vodafone (NYSE and LSE: VOD). Verizon Wireless has a footprint covering more than 90 percent of the U.S. population, 49 of the top 50 and 97 of the top 100 U.S. markets. The company, headquartered in Bedminster, NJ, is 40,000 employees strong. Reporters and editors can find more information about the company on the Web at http://www.verizonwireless.com.

ABOUT SIERRA WIRELESS

Sierra Wireless, Inc. is a leading provider of wireless data communications products. Sierra Wireless delivers wireless PC Cards for portable computers, wireless adapters for PDA's, OEM modules for embedded applications and rugged vehicle-mounted wireless systems. Sierra Wireless is the founding member of the WirelessReady(TM) Alliance, an alliance of industry-leading hardware, software and service companies committed to the delivery of complete and compelling wireless data solutions. For more information on Sierra Wireless, visit its web site at www.sierrawireless.com.

For Further Information Contact:

Phoebe Yong
Sierra Wireless
(604) 231-1104
yong@sierrawireless.com

Jeffery Nelson
Verizon Wireless
(908) 306-4824
jeffrey.nelson@verizonwireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By: Peter Roberts

Peter W. Roberts, Chief Financial Officer

Date: February 4 , 2002